Exhibit 99.2

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Liminal BioSciences Inc. (“Liminal” or the “Company”)

440 Armand-Frappier Blvd., Suite 300

Laval, QC, H7V 4B4

Item 2. Date of Material Change

February 1, 2023.

Item 3. News Release

A press release describing the material change referred to in this report was disseminated by Liminal on January 26, 2023 on newswires in the United States and Canada and filed on SEDAR.

Item 4. Summary of Material Change

On February 1, 2023, Liminal effected a consolidation of all of the issued and outstanding common shares of the Company (“Common Shares”) on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Share Consolidation”).

Item 5. Full Description of Material Change

On February 1, 2023, Liminal effected a consolidation of all Common Shares on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share. The Share Consolidation became effective at the opening of trading on February 1, 2023. The Company’s trading symbol remains unchanged. The Share Consolidation was previously approved by the Company’s shareholders at the special meeting of the shareholders held on January 20, 2023.

The Company has mailed a letter of transmittal (“Letter of Transmittal”) to its registered holders of Common Shares which must be completed and returned to Computershare Investor Services Inc. (“Computershare”) at the address specified in the Letter of Transmittal, together with their share certificates for the pre-consolidation Common Shares, in order to receive share certificates for the relevant number of post-consolidation Common Shares to which they are entitled to receive. Questions on how to complete the Letter of Transmittal, or requests for additional copies of the Letter of Transmittal, may be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com.

Shareholders that hold their Common Shares through a broker, trust company or other intermediary do not need to complete and submit a Letter of Transmittal, as their intermediary will make arrangements on their behalf for their accounts to be updated for the relevant number of post-consolidation Common Shares that they beneficially hold, as applicable.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

m.iskra@liminalbiosciences.com

(450) 781-0115

Item 9. Date of Report

February 2, 2023